UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Graphic Packaging Holding Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

388689 101
(CUSIP Number)

Raphael M. Russo, Esq. Ariel J. Deckelbaum, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388689 101	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Old Town S.A. (f/k/a Exor Group S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 19,831,299 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 19,831,299 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,831,299 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 388689 101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Giovanni Agnelli e C. S.a.p.az.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,831,299 Shares (see Item 5)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 19,831,299 Shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,831,299 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 388689 101	SCHEDULE 13D	Page 4 of 10

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on March 20, 2008, as amended by Amendment No.1 to the Schedule 13D filed on December 20, 2012, with respect to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Graphic Packaging Holding Company, a Delaware corporation (“GPK” or the “Issuer”).  The address of the principal executive office of the Issuer is 814 Livingston Court, Marietta, Georgia  30067.

Item 2.  Identity and Background

This statement is being filed by: (i) Old Town S.A. (“Old Town”, formerly known as Exor Group S.A. or “EXOR”); and (ii) Giovanni Agnelli e C. S.a.p.az. (“GA”, and together with Old Town, the “Reporting Persons”).

There is no material change to the identity and background of Old Town.

GA’s principal  business and  principal  office is Via Nizza, 250, 10126, Turin, Italy.  GA is managed by, and therefore deemed to be controlled by, for purposes of the Exchange Act, members of the Agnelli family.

Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all general partners of each Reporting Person which is a partnership, (iii) all persons controlling any of the foregoing (to the extent not provided herein) and (iv) all executive officers and directors of any corporations ultimately in control of any of the foregoing.  Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting  Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal  proceeding  (excluding  traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a  result  of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

No material change.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end of Item 4 of the Schedule 13D:

“On March 21, 2013, the Issuer, Old Town and the other selling stockholders listed as party thereto (together with Old Town, the “Selling Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters listed therein (the “Underwriters”), with respect to an offering of Issuer Common Stock by the Selling Stockholders, at a price to the public of $7.00 per share of Issuer Common Stock.  Pursuant to the Underwriting Agreement, on March 27, 2013, Old Town sold 3,664,693 shares of Issuer Common Stock and on March 28, 2013, Old Town sold an additional 549,704 shares of Issuer Common Stock pursuant to an over-allotment option.  Reference is made to the registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission (Registration No. 333-176606).

Concurrently with the execution of the Underwriting Agreement, the Selling Stockholders agreed to a lock-up agreement with the Underwriters (the “Lock-up Agreement”).  Pursuant to the Lock-up Agreement, each Selling Stockholder agreed that, for a period of 60 days from the date of the Underwriting Agreement,  and subject to certain exceptions specified therein, it would not, directly or indirectly, (1) offer pledge, sell, contract to sell, sell

CUSIP No. 388689 101	SCHEDULE 13D	Page 5 of 10

any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Issuer Common Stock or any securities convertible into or exchangeable or exercisable for shares of Issuer Common Stock, whether now owned or hereafter acquired by such Selling Stockholder or with respect to which such Selling Stockholder has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any shares of Issuer Common Stock, under the Securities Act of 1933, as amended, or (2) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of Issuer Common Stock, whether any such swap or transaction is to be settled by delivery of shares of Issuer Common Stock or other securities, in cash or otherwise.  As set forth in the Lock-up Agreement, the lock-up period may be extended beyond the 90-day period under certain circumstances.

The foregoing description of the Underwriting Agreement, Lock-up Agreement and Share Repurchase Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Underwriting Agreement (filed as Exhibit 2 hereto), Lock-up Agreement (Exhibit B-2 of the Underwriting Agreement filed as Exhibit 2 hereto) and Share Repurchase Agreement (filed as Exhibit 3 hereto).”

Item 5.  Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and replaced in its entirety as follows”

“(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(i)     Following the closing of the transaction contemplated by the Underwriting Agreement, Old Town is the direct beneficial owner of 19,831,299 shares of Issuer Common Stock representing approximately 5.71% of Issuer Common Stock, based on 347,509,777 shares of Issuer Common Stock outstanding as of the close of the business day on March 15, 2013.  Because of its deemed control of Old Town, GA may be deemed to beneficially own all of the Issuer Common Stock owned of record by Old Town.

(ii)    By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer Common Stock beneficially owned by the members of the group as a whole.  If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 151,520,562 shares of Issuer Common Stock, representing approximately 43.60% of the Issuer Common Stock, based on 347,509,777 shares of Issuer Common Stock outstanding as of the close of the business day on March 15, 2013. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other member of the group.

               (iii)    Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Issuer Common Stock other than those which they acquired pursuant to the transactions described herein.

(iv)     Except as described in subsections (i)-(iii), no other person is a beneficial owner of the Issuer Common Stock in which Old Town has direct beneficial ownership.

CUSIP No. 388689 101	SCHEDULE 13D	Page 6 of 10

(c)  Except pursuant to the transactions contemplated by the Underwriting Agreement, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d)      To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof (which modifies and supersedes any related prior disclosure):

“See “Item 4.  Purpose of Transaction” above for a description of the Underwriting Agreement and Lock-up Agreement.”

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement, dated as of March 28, 2013, by and among the Reporting Persons
2.
Underwriting Agreement, dated March 21, 2013, among the Issuer, the Selling Stockholders and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2013).

CUSIP No. 388689 101	SCHEDULE 13D	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OLD TOWN S.A.

By:	/s/ Pierre Martinet
Name: Pierre Martinet
Title: Managing Director

GIOVANNI AGNELLI E C. S.A.P.AZ

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Authorized Signatory

Dated:  March 28, 2013

CUSIP No. 388689 101	SCHEDULE 13D	Page 8 of 10

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement, dated as of March 28, 2013, by and among the Reporting Persons
2.
Underwriting Agreement, dated March 21, 2013, among the Issuer, the Selling Stockholders and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2013).

CUSIP No. 388689 101	SCHEDULE 13D	Page 9 of 10

SCHEDULE A

NAME	ADDRESS	POSITION HELD WITH GA AND/OR EXOR	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP

John Philip Elkann	Via Nizza 250, 10126 Turin, Italy	Chairman and General Partner of GA	Chairman and CEO of EXOR, Chairman of Fiat and Editrice La Stampa, Director of Fiat Industrial, Gruppo Banca Leonardo, The Economist Group and SGS S.A.	Italy

Enrico Vellanco	Via Nizza 250, 10126 Turin, Italy	Director of Old Town	CFO of EXOR, Director of EXOR S.A, Almacantar and Juventus	Italy

Tiberto Brandolini d'Adda	22-24 Blvd. Royal L-2449 Luxembourg	General Partner of GA	Vice Chairman of EXOR, Chairman of Sequana and EXOR S.A., Director of Fiat S.p.A., SGS S.A. and YAFA S.p.A.	Italy

Gianluigi Gabetti	Via Nizza 250, 10126 Turin, Italy	General Partner of GA	Honorary Chairman of EXOR	Italy

Alessandro Nasi	Via Nizza 250, 10126 Turin, Italy	General Partner of GA	Vice Chairman of EXOR, Chairman of New Holland Kobelco, Director of Kobelco Construction Machinery and C&W Group	Italy

Andrea Agnelli	Via Nizza 250, 10126 Turin, Italy	General Partner of GA	Director of EXOR S.p.A., Fiat and Vita Societa Editoriale S.p.A.	Italy

Mara Sole Agnelli	Via Nizza 250, 10126 Turin, Italy	General Partner of GA		Italy

Luca Ferrero	Via Nizza 250, 10126 Turin, Italy	General Partner of GA		Italy

CUSIP No. 388689 101	SCHEDULE 13D	Page 10 of 10

NAME	ADDRESS	POSITION HELD WITH GA AND/OR EXOR	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP

Gianluca Ferrero	Via Nizza 250, 10126 Turin, Italy	General Partner of GA		Italy

Jacques Loesch	35, avenue J-F. Kennedy, L-1855 Luxembourg	Chairman of Old Town	Chairman of Old Town	Luxembourg

Pierre Martinet	3, rue Saint-Leger, 1205 Geneve, Switzerland	CEO of Old Town	CEO of Old Town, Director of Sequana Capital	France